May 11, 2006

Mr. Larry Crawford
Chief Financial Officer
Escala Group, Inc.
623 Fifth Avenue, 27th Floor
New York, NY 10017

Re: Escala Group, Inc. (f/k/a Greg Manning Auctions, Inc.)
        Form 10-K for the year ended June 30, 2005
        Form 10-Q for the quarter ended September 30, 2005
        Form 10-Q for the quarter ended December 31, 2005
        File No. 1-11988

Dear Mr. Crawford:

        We have reviewed your response letter dated May 5, 2006 and have the following
additional comments. In our comments we ask you to provide us with information so we
may better understand your disclosure. After reviewing this information, we may raise
additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filings. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the quarter ended September 30, 2005
Form 10-Q for the quarter ended December 31, 2005

Item 2 – Management's Discussion and Analysis of Financial Condition and Results of
Operations, pages 26 and 31

1.   We have read your response to prior comment 2. Please note that EITF 00-21
        addresses how to determine whether an arrangement involving multiple
        deliverables contains more than one unit of accounting. However, it does not
        provide guidance on the appropriate financial statement presentation related to
        these revenue arrangements. In that regard, please confirm to us that the 10% (in
        certain cases, 12%) sourcing fee represents less than 10% of sales revenue for all
        periods presented or revise your statement of earnings in future filings to

separately present these amounts. Please also note that if you present revenues on a disaggregated basis the related cost of revenues should also be presented on a disaggregated basis. Refer to Rule 5-03 of Regulation S-X and SAB 101 as amended by SAB 104 for further guidance.

2.   In addition, to the extent the consideration received from Afinsa exceeds the fair value of the stamps considering their condition and other factors, the excess should be accounted for as a capital contribution. Please advise us or revise your financial statements accordingly.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Rachel Zablow, Staff Accountant at (202) 551-3428 or the undersigned at (202) 551-3403 if you have questions.

Sincerely,

Steven Jacobs
Accounting Branch Chief